Mail Stop 0511

January 10, 2005

Steven Bolton, President
Quorum Ventures, Inc.
50 Fell Avenue, Suite 101
North Vancouver, British Columbia

> **RE: Quorum Ventures, Inc.**
> **Registration Statement on Form SB-2**
> **File No. 333-119715**

Dear Mr. Bolton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide the staff with any graphics or artwork you will use in the prospectus. For additional information regarding the staff's views on graphics, please refer to the Division's March 2001 Current Issues Outline. We may have comments.

Prospectus Cover Page

2. In the fee calculation table, provide the provision of Rule 457 upon which you are relying in order to calculate your registration fee.

3. We note that the legend following the cross-reference to the risk factors section is in all

capital letters. All capital letters impede the readability of the disclosure. Instead of all capital letters, use bold face type or italics to highlight the information. Revise throughout the prospectus as appropriate.

Summary

4. In the initial paragraph, please identify the reference to "we" and their relationship to the company. If the term is meant to refer to Quorum Ventures, please disclose.

5. Please clarify here, and elsewhere as appropriate, that there is no assurance of when, if ever, the shares will be quoted on the OTC Bulletin Board.

Termination of the Offering

6. With a view toward disclosure, supplementally explain the disclosure indicating that the offering will terminate when "the shares no longer need to be registered to be sold or we decide to terminate the registration of shares."

Risk Factors

7. Please do not bundle risk factors. The final paragraph of the first risk factor addresses the risks associated with the issuance of additional equity capital. Please consider devoting a separate discussion to this specific risk.

8. We refer you to the second risk factor. The statement, "[t]he likelihood of success must also be considered in light of the ongoing problems, expenses, difficulties, complications, and delays encountered in connection with the exploration of the mineral properties that we plan to undertake." Revise to highlight each specific risk your company will encounter in a separate factor as a development stage company that has not commenced business operations. We may have further comment.

9. To the extent possible, avoid the generic conclusion you make in the introductory paragraph and most of your risk factors that the risk discussed would have a material adverse or negative affect on your business, financial condition, and/or results of operations. Instead, replace this language with specific disclosure of how your business, financial condition, and/or results of operations would be affected.

10. Revise your risk factor subheadings to ensure that your subheadings clearly reflect the material risk disclosed in the narrative. For example, the subheading for risk factor 2 merely states a fact about your business, that "because you have not commenced operations," you "face a high risk of business failure." Please revise your subheading for risk factors 5 and 6 so that they adequately describe the specific risk that results from the stated fact. To assist you in this regard, we refer you to "A Plain English Handbook - How to Create Clear SEC Disclosure Documents," issued by the Office of Investor Education and Assistance, which is available on our website at www.sec.gov, and the updated version of Staff Legal Bulletin No. 7, dated June 7, 1999.

Selling Shareholders

11. Please disclose any familial relationships between selling shareholders.

Plan of Distribution

12. In the fourth paragraph, we note the statement that "selling shareholders may distribute shares to one or more of their partners who are unaffiliated with us." If these shares being registered for resale are transferred from the named selling shareholders and the new shareholders wish to rely on the prospectus to resell these shares, then a prospectus supplement would need to be filed naming these individuals as selling shareholders and providing the information required by Item 507 of Regulation S-B.

13. Disclose whether or not there is any agreement or understanding between the selling shareholders and the partners with respect to the distribution of those shares. To this extent, please identify the parties and describe the agreements or understandings. If none, please disclose.

14. Please disclose whether or not the selling shareholders have any arrangements or agreements with any broker-dealers or underwriting firms to resell on behalf of the selling shareholders. Any such agreements should be filed as an exhibit to the registration statement as required by Item 601(b) of Regulation S-B.

Directors, Executive Officers, Promoters, and Control Persons

15. Please name all promoters of the company. Refer to the definition of "promoter" in Rule 405 of Regulation C.

16. Disclose the discipline/major in which Mr. Bolton received his Bachelor of Science degree from the University of British Columbia.

17. Considering the other activities and responsibilities of Messrs. Bolton and Markert, please address the potential conflicts of interest that may arise between those other activities and responsibilities and the activities and responsibilities of this company. Also, disclose the steps management intends to take to minimize such conflicts of interests.

Security Ownership of Certain Beneficial Owners

18. Please disclose the date of the information presented in the table.

Description of Business

19. Please file the documents evidencing the claims as exhibits to the registration statement.

20. Clarify whether or not Mr. McDonald had or has any relationship or affiliation with the

company or its management. Also, disclose whether Mr. McDonald has sold his interests in mining claims to other companies who have similarly sought to register either a transaction under the Securities Act of 1933 or a class of securities under the Exchange Act and who have, subsequent to effectiveness, become subject to the reporting requirements of Exchange Act.

21. Disclose the source of the $7,500.00 paid to Mr. McDonald for the 90% interest in the claims.

22. Please explain why the company does not own a 100% interest in the claims. We may have further comment.

23. Please provide the disclosure required by Item 101(b)(4) of Regulation S-B.

24. Please disclose how or whether your exploration program will vary based on the types of minerals that appear to be present in commercially exploitable quantities.

Title to the Upper Ross Lake Property

25. We note that "Mr. MacDonald holds the three mineral claims comprising the Upper Ross Lake property in trust for us." Please disclose the reasons why Mr. MacDonald holds the claims in trust and what are the consequences to the company and its shareholders of the claims being held in such a manner.

Exploration History

26. Please provide the staff with copies of the statistics cited in third paragraph regarding the samples grabbed by Ishtar Explorations.

Geologic Assessment Report: Upper Ross Lake Property

27. Please file the geologist's consent as an exhibit to the registration statement. The consent should indicate that the geologist consents to the summary of the report disclosed in this subsection and that he consents to being named as an expert in the prospectus.

28. Please summarize all of the material findings in Mr. Timmins' report and disclose Mr. Timmins' credentials as a geological engineer.

29. Clarify your use of the term "significant grades of gold and silver mineralization." Currently, the disclosure could be confusing to a potential investor unfamiliar with mining operations and mineralization characteristics of properties. What, precisely, does it mean when a property possesses "significant grades of gold and silver mineralization."

Proposed Budget

30. Please disclose the source of financing for the company's anticipated budget. Also, please

disclose the impact on the company's operations should it not be able to fund the activities identified in the company's two-phase program, particularly, Phase I. Will operations cease? If so, disclose management's intention for Quorum Ventures, Inc. Your discussion should include disclosure of how the company intends to manage its reporting obligations under the federal securities laws in the event the company's registration statement is declared effective. Will the company have the funds required to file current, quarterly, and annual reports? If operations cease due to a dire lack of financing, does the company anticipate commencing negotiations with potential acquisition candidates?

Compliance with Government Regulation

31. Discuss the anticipated costs of compliance with government regulations. Also, disclose the source of funds for such compliance. Do not limit your discussion to the initial phases of exploration.

Plan of Operations

32. Update the company's cash balance as of the most recent practicable date.

33. Please describe the first stage of your exploration program in greater detail. For instance, describe Messrs. Bolton and Markert's involvement in the initial stage.

34. Clarify whether or not Mr. Timmins had or has any relationship or affiliation with the company or its management.

35. Please expand on Mr. Timmins' "familiarity with the property area."

36. Please explain why the company has not entered into a formal agreement with Mr. Timmins. When does the company anticipate formalizing its retainer agreement with him? Also tell us the anticipated costs associated with retaining Mr. Timmins and how the company intends to pay for his services. If the company has not reached an agreement with him by a date certain, disclose the impact this will have on the company's operations.

37. Please provide a detailed plan of operations as required by Item 303(a) of Regulation S-B. Substantially revise this section to discuss with greater specificity the steps you intend to take in furtherance of your plan of operation. Please provide a potential investor with comprehensive disclosure of the direction in which you plan to take your company in the next twelve months of operation. You should focus your discussion in monthly or quarterly increments and discuss the steps necessary for, the costs associated with, and projected timeframes for achieving sustained first revenues. Currently, you do not identify any specific milestones nor do you discuss the ways in which you intend to achieve your company's objectives. We may have additional comment after reviewing your revised disclosure.

38. Please disclose how the company intends to pay for professional fees, which it estimates to be approximately $15,000. Given that there are no assurances that the company will

successfully complete subsequent rounds of equity financing through the sale of its common stock, disclose the alternatives that management currently has in place to continue with its proposed operations in the event that it is not able to raise the necessary capital. If operations will cease, so disclose.

39. We note that you may obtain short-term loans from your directors. Please disclose how much management will be willing to loan the company in order to sustain operations. Also, please disclose the terms under which management will loan cash to the company.

40. The disclosure in the sixth and seventh paragraphs is largely repetitive. Revise your disclosure to remove all repetitious information since it does not enhance the quality of your disclosure.

Description of Property

41. Please disclose whether the company maintains an office. According to the facing page of the registration statement, the office is located in North Vancouver. Please provide the information required by Item 102 of Regulation S-B for the company's office. If this is the home of Steven Bolton, please disclose.

Certain Relationships and Related Transactions

42. Please provide the disclosure required by Item 404(d) of Regulation S-B.

Part II – Information Not Required in Prospectus

Exhibits

43. Please file the legality opinion with the next amendment.

Other Expenses of Issuance and Distribution

44. Please explain why the company has not included printing fees as one of the expenses of issuance and distribution.

Engineering Comments

General

45. Please include page numbers with this filing to expedite communications and editing requests.

46. For your property, provide the disclosures required by Industry Guide 7 (b). In particular, provide:

- The location and means of access to the property,

- Any conditions that you must meet in order to obtain or retain title to the property.
- A <u>brief</u> description of the rock formation and mineralization of existing or potential economic significance on the property.
- A description of the present condition of the property.
- A description of any work completed on the property.
- A description of equipment and other infrastructure facilities.
- The current state of exploration of the property.
- The total cost of your property incurred to date and planned future costs.
- The source of power that can be utilized at the property.
- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

   Refer to Industry Guide 7 (b)(1)-(5) for specific guidance. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

47. Insert a small-scale map showing the location and access to your property. This map should locate your property in relation to a political boundary such as a country, state or province. Note that SEC's EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for our review.

48. Add a risk factor that addresses the fact that your property has not been examined in the field by a professional geologist or mining engineer and detail the risks to investors.

Exploration History

49. The third paragraph of this section refers to grab samples ranging from trace amounts to 1.6 ounces per ton gold. As a general checklist, when reporting the results of sampling and chemical analyses:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
- Eliminate all disclosure of the highest values or grades of sample sets.
- Eliminate grades disclosed as "up to" or "as high as."
- Eliminate statements containing grade and/or sample-width ranges.
- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over some area.
- Refrain from reporting single soil sample values.
- Convert all ppb quantities to ppm quantities for disclosure.

Revise your text accordingly.

Accounting Comments

Prospectus summary- summary financial information

50. Please revise the date of the balance sheet data to August 31, 2004 and update as necessary.

Risk factors

51. You state that you have sufficient funds to conduct initial exploration. In view of your liquidity position, the offering expenses payable and the lack of any other committed source of funding, it appears to us that you do not have sufficient cash to pay for the initial exploration program. Please correct your disclosure here and elsewhere in the registration statement to clarify or explain to us why you believe that you have sufficient funds to conduct initial exploration.

Notes to Consolidated Financial Statements

Note 1-Nature and Continuance of Operations

52. Please disclose the company's year-end.

53. Please revise to include a description of the nature of the exploration stage activities in which the enterprise is engaged as required by SFAS 7.

Note 2-Summary of Significant Accounting Policies – foreign currency translation

54. It appears that the primary economic environment in which you operate is Canada. Please disclose the functional currency and reporting currency and describe briefly how you apply SFAS 52.

Note 3- Mineral property

55. The disclosure in Note 3 that the company "acquired 90% of the rights, titles and interests in three mining claims" appears inconsistent with the fact that title to the mining claims is held in Trust by Mr. Macdonald, a third party. Please expand Note 3 to disclose the exact nature of the company's rights to the mineral properties. In addition, please revise to disclose when management expects the claims to be transferred to the company. Provide this disclosure in Management's Discussion and Analysis as well.

General

56. Provide a current consent in any amendment and consider the updating requirements of Item 310(g) of Regulation S-B.

57. Please note that the interim financial statements included in the Registration statement may be unaudited. Refer to Item 310(b) of Regulation S-B.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 942-1941 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 942-2791, or to Michael Karney, who supervised the review of your filing, at (202) 824-5695. All questions relating to the engineering comments may be directed to Ken Schuler at (202) 942-5527.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies